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Earthwise Ventures. Inc.

Rob Smith

CEO at Thain Boatworks, Inc.

Greater Seattle Area · 500+ connections · **Contact info**

About

Every venture is ministry. Every effort is to love my neighbor as Christ has loved me.

Experience

CEO
Earthwise Ventures. Inc.
Dec 2008 – Present · 10 yrs 9 mos

EarthWise Ventures, Inc. goal is to establish companies in Sub Saharan Africa that focus on rebuilding and sustaining infrastructure. Our focus is on water transportation and the movement of inter-modal freight.

The EarthWise family of companies include:
Earthwise Ventures, Inc. - An investment Company
EarthWise Ferries Uganda Limited - Ferry service on Lake Victoria (East Africa)
EarthWise Ferries Nigeria Limited - Ferry service - Lagos, Nigeria... See more

CEO
Thain Boatworks, Inc.
Jun 2005 – Present · 14 yrs 3 mos
Arlington, WA

Thain Boatworks is a manufacturer of commercial and pleasure boats. They specialize in "retro" pleasure boats, their flagship being a 50' fantail yacht. They also build fast ferries including their new 150'' LightSpeed Ferry that can travel fully loaded at over 40 knots

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Skills & Endorsements

Entrepreneurship · 43

 Endorsed by **Kay Kizo Hiramine, LL.D and 2 others** who are highly skilled at this

 Endorsed by **2 of Rob's colleagues at Thain Boatworks, Inc.**

Strategic Planning · 33

Robert Ricciardelli and 32 connections have given endorsements for this skill

Fundraising · 32

 Endorsed by **Joy Stephens and 3 others** who are highly skilled at this

 Endorsed by **2 of Rob's colleagues at Thain Boatworks, Inc.**

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Recommendations

Received (0)   **Given (2)**

Bryce Jahner

Project Manager at Haven
Developers

August 26, 2013, Rob managed
Bryce directly

Bryce is a tenacious and faithful man who completed a project under difficult circumstances. I cannot say enough to recommend Bryce,

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Julia Youngs

Director Of Business
Operations at Thain
Boatworks, Inc.

October 31, 2008, Julia worked
with Rob in the same group

Julia does what she says she will, and she delivers every time.

